January 31, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:         Mr. David R. Humphrey
                           Ms. Amy Geddes

Re:	DHT Holdings, Inc.
Form 20-F
Filed: March 25, 2010
File No. 001-32640

Dear Mr. Humphrey and Ms. Geddes:

In response to the comment letter (the “Comment Letter”) dated December 28, 2010 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2009 filed by DHT Holdings, Inc. (the “Company”) on March 25, 2010, please find below the response of the Company.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Risk Factors, page 8

1.
Please confirm that in future filings you will remove the last two sentences in the first paragraph of this section.  Only material risks should be referenced in this section.  If a risk is deemed not material, please do not reference it.

The Company confirms that in future filings it will remove the last two sentences in the first paragraph of this section.

The Secured Credit Facility

Covenants, page 46

2.
We note your discussion of the 120% market value covenant related to your Secured Loan Facility Agreement.  Due to the volatility in vessel market values, please consider revising this section to include the results of your calculation as part of your discussion of liquidity.  Such discussion would provide greater insight into the likelihood of a covenant violation.  Such disclosure may include the exact calculation and aggregate market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact a 10% change in vessel market value may have on your continued compliance with this covenant.

                The Company confirms it will include the results of its vessel market values calculation as part of its discussion of liquidity in its Form 20-F for the year ended December 31, 2010.

Financial Statements

Consolidated Balance Sheets, page F-4

3.
Please file an amended Form 20-F to provide an audited balance sheet at the date of your transition to IFRS, January 1, 2008.  Refer to paragraphs 6 and 21 of
IFRS 1.  Also, see the example below paragraph 8 of IFRS 1 for guidance.

The Company has filed Amendment No. 1 to the Form 20-F providing an audited balance sheet as of January 1, 2008, the date of its transition to IFRS.

*********************

With respect to the Form 20-F, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +47 412 92 712 if you have any questions regarding this submission.

Sincerely, /s/ Eirik Ubøe
Eirik Ubøe Chief Financial Officer DHT Holdings, Inc.

3